

September 5, 2014

Via E-mail
Jenniffer D. Deckard
President and Chief Executive Officer
FMSA Holdings Inc.
8834 Mayfield Road
Chesterland, Ohio 44026

> **Re: FMSA Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed August 22, 2014**
> **File No. 333-198322**

Dear Ms. Deckard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Our Company, page 1

1.   We note your response to comment 8 from our letter dated August 6, 2014. Although we note your compound annual revenue growth rate since 2009 was 25%, your growth rate for the periods covered by your MD&A was significantly lower. Please balance the disclosure in this section by providing the revenue growth rate for the years covered by your MD&A or tell us why this would not be appropriate disclosure.

Our Competitive Strengths, page 3

2.   We note your response to comment 6 from our letter dated August 6, 2014 and the related disclosure on page A-2. We also note your disclosure that in 2013, approximately 80% of your proppant volume was sold in-basin at one of your distribution terminals. Please clarify, where appropriate, how close a distribution terminal must be to a well to be considered "in-basin."

3.   We note your disclosure on pages 3 and 89 that you believe your captive terminals position you to capture incremental, spot demand at the terminal site. We also note your revised disclosure on page 44 which states that the majority of your customers operate on long-term contracts which require 30 to 45 day notice of proposed price increases. Please clarify the meaning of "incremental, spot demand at the terminal site" and explain what percentage of your business is based on spot demand.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

How We Generate Our Sales, page 44

4.   We note your response to comment 16 from our letter dated August 6, 2014 and we reissue, in part, the comment. Given that the price of your long-term contracts is driven by market pricing mechanisms, please revise to give a brief overview of the market for proppants. For example we note the disclosure that you removed from your Competition section on page 90 describing the drivers of demand for sand based proppant products.

Results of Operations, page 47

5.   We note your response to comments 17 and 19 from our letter dated August 6, 2014 and your revised disclosure on page 45 that you do not evaluate the performance of the segments on a margin percentage basis. However, we note your disclosure in your Prospectus Summary of your Adjusted EBITDA margin percentages and the disclosure on page 46 that management believes that EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are widely followed measures of operating performance. Please revise your results of operations to discuss the period-on-period changes in your Adjusted EBITDA margin percentage.

Our Customers, page 77

6.   We note your response to comment 22 from our letter dated August 6, 2014. Please explain to us why the company is not substantially dependent on these customer contracts, given your risk factor disclosure on page 16 and your description of long term agreements in the Summary, MD&A and Business sections. Please also clarify your disclosure throughout the filing where you describe your contractual relationships with customers. For example:

- You state that you "maintain long-term contracts with many of the largest North American hydraulic fracturing service providers," and that the majority of your proppant supply contracts are long-term contracts. Please clarify the importance of these contracts to your business and describe the material terms of such long-term contracts, such as the termination provisions.

- We note your risk factor on page 16 that a large portion of your sales is generated by a limited number of customers. If you have contracts with your top customers that can easily be terminated, please disclose.

- You state that many of these contracts include pricing protection provisions for customers, where they can obtain product from another source if they find it at a lesser price. Please clarify how this provision relates to the minimum purchase requirements.

- You state that in your proppant solutions business, you "sell over 80% of [y]our volume through [y]our network of terminals at selling prices that are set by local market dynamics." You also state on pages 3 and 89 that you believe your captive terminals position you to capture incremental, spot demand at the terminal site. Please explain whether these sales are also made pursuant to your long-term contracts.

Summary of Reserves, page 79

7. We note your response to comment 23 from our letter dated August 6, 2014 which provided additional detail to your reserve reports clarifying the tonnage estimates, but we were unable to assess the economic viability of your mining operations. We partially re-issue comment 23. Please provide supplementally your year-end 2013 production reports and annual cost statements for your Wedron, Maiden Rock, Bay City, and Voca properties.

8. Please modify your filing and add your estimated mining recoveries, metallurgical/screening recoveries, and your current mine site sales price for Raw Frac Sand to your reserve statement for each mine.

9. Transportation or logistics are a significant component of your business. Please report your transportation or logistical costs along with your sales revenue in the tables found on pages 10, 39, and 47 for your two business segments.

Intellectual Property, page 90

10. We note your response to comment 28 from our letter dated August 6, 2014, and we partially reissue the comment. Please clarify the intellectual property which underlies each of your products. For example, do you own the patent for PowerProp or just the trademark?

Principal and Selling Shareholders, page 111

11.   We note your response to comment 2 from our letter dated August 6, 2014. Although
        you intend to conduct a stock split prior to your offering, please fill in the percentage
        currently owned by each of your principal and selling shareholders, as this information
        will not change as a result of the split.

Certain Relationships and Related Party Transactions, page 113

12.   We note your response to comment 34 from our letter dated August 6, 2014. Please also
        provide information about fees paid to American Securities in 2011, 2012 and the current
        fiscal year. See Instruction 1 to Item 404 of Regulation S-K.

Exhibits

13.   In Exhibit 5.1, please include the amount of shares to be offered for resale in the first
        paragraph. Please also revise the fourth paragraph of the opinion to reflect that the shares
        being sold by the selling shareholders "are" validly issued, fully paid and nonassessable.
        For guidance, see Staff Legal Bulletin No. 19 (CF), Section II(B)(2)(h).

14.   We note your response to comment 40 from our letter dated August 6, 2014. Exhibits
        10.1, 10.2, 10.3 and 10.4, as filed, appear to be missing attached schedules, exhibits, or
        annexes. Please refile these exhibits in their entirety.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Alan Beck
        Vinson & Elkins LLP